Exhibit 12.1

Capital Lease Funding, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Year ended December 31,
	2005	2004	2003	2002	2001

Earnings:
Income before provision for income taxes	$5,130	$1,369	$6,633	$832	$4,064
Interest expense	32,987	2,768	2,058	2,801	7,155
Less: Interest capitalized during the period Note (A)	(1,589)	—	—	—	—
Portion of rental expense representing interest	39	77	110	139	96

Total earnings (deficiency)	$36,567	$4,214	$8,801	$3,772	$11,315

Combined Fixed Charges and Preference Dividends To Earnings:
Interest expense	$31,398	$2,768	$2,058	$2,801	$7,155
Interest capitalized during the period	$1,589	—	—	—	—
Portion of rental expense representing interest	39	77	110	139	96
Preferred Stock Dividends	561	—	—	—	—

Total	$33,587	$2,845	$2,168	$2,940	$7,251

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.09	1.48	4.06	1.28	1.56

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed. Only fixed charges that were deducted from income should be added back in the earnings computation.